UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378973408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Globalstar Holdings, LLC 41-2116509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 38,640,750

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 38,640,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,640,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378973408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thermo Funding Company LLC 84-6331739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,371,136

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,371,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,371,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378973408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Globalstar Satellite, LP 33-1077009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,154,400

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,154,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378973408

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Monroe III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 55,166,286

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 55,166,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,166,286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 67.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Globalstar, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 461 South Milpitas Blvd. Milpitas, CA 95035

Item 2.
	(a)	Name of Person Filing This Schedule 13G is filed by Globalstar Holdings, LLC, Thermo Funding Company LLC, Globalstar Satellite, LP and James Monroe III (collectively, the “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence The business address of the Reporting Persons is 1735 19th Street, Denver, CO 80202.
(c)

Citizenship
Globalstar Holdings, LLC:  Delaware limited liability company
Thermo Funding Company LLC:  Colorado limited liability company
Globalstar Satellite, LP:  Colorado limited partnership
James Monroe III:  United States of America

	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 378973408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All of the shares of Globalstar Common Stock reported in this Schedule 13G by the Reporting Persons were acquired, or were subject to acquisition within 60 days, prior to the Issuer’s initial public offering on November 2, 2006.

The approximate percentages of Common Stock reported as beneficially owned by Globalstar Holdings, LLC and Globalstar Satellite, LP are calculated based on 72,600,186 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 18, 2006.

Thermo Funding Company LLC, the Issuer and the Issuer’s administrative agent for its credit agreement are party to the Second Amended and Restated Irrevocable Standby Stock Purchase Agreement dated August 25, 2006, as amended, (the “Standby Agreement”) whereby Thermo Funding Company LLC has the obligation to purchase up to 12,371,136 shares of the Issuer’s Common Stock upon the occurrence of certain events and Thermo Funding Company LLC has the right to purchase the same amount of shares at any time during the term of the agreement.  At December 31, 2006, Thermo Funding Company had exercised its right to purchase 2,927,840 shares of Common Stock.  For the purposes of calculating the approximate ownership percentages for Thermo Funding Company LLC and Mr. Monroe, all shares subject to the Standby Agreement are reported as beneficially owned and the 9,443,296 shares of Common Stock subject to purchase under the Standby Agreement were added to the outstanding shares referenced above.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

James Monroe III indirectly controls Globalstar Holdings, LLC, Thermo Funding Company LLC and Globalstar Satellite, LP and, therefore, is deemed the beneficial owner of shares held by these entities.  Mr. Monroe is the Issuer’s Chairman and Chief Executive Officer.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSTAR HOLDINGS, LLC

By:	/s/ *
James Monroe III, Manager
Dated: February 13, 2007

THERMO FUNDING COMPANY LLC

By:	/s/ *
James Monroe III, Trustee of Sole Member
Dated: February 13, 2007

GLOBALSTAR SATELLITE, LP

By:	/s/ *
James Monroe III, President of General Partner
Dated: February 13, 2007

/s/ *
James Monroe III
Dated: February 13, 2007

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: February 13, 2007

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 12, 2007, by and between Globalstar Holdings, LLC, Thermo Funding Company LLC, Globalstar Satellite, LP and James Monroe III

Exhibit 2	Power of Attorney, dated February 12, 2007, Globalstar Holdings, LLC

Exhibit 3	Power of Attorney, dated February 12, 2007, Thermo Funding Company LLC

Exhibit 4	Power of Attorney, dated February 12, 2007, Globalstar Satellite LP

Exhibit 5	Power of Attorney, dated February 12, 2007, James Monroe III